UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2013

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2013

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

Consolidated Summary Report <under Japanese GAAP> for the nine months ended December 31, 2012

February 1, 2013

Company name:	Mitsubishi UFJ Financial Group, Inc.	Stock exchange listings:	Tokyo, Osaka, Nagoya, New York
Code number:	8306	URL	http://www.mufg.jp/
Representative:	Katsunori Nagayasu, President & CEO
For inquiry:	Naoki Muramatsu, General Manager—Financial Planning Division / Financial Accounting Office
TEL (03) 3240-3110
Quarterly securities report issuing date:	February 14, 2013	Trading accounts:	Established
Dividend payment date:	-
Supplemental information for quarterly financial statements:	Available
Quarterly investor meeting presentation:	None

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Nine Months ended December 31, 2012

(1) Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
	million yen	%	million yen	%	million yen	%
Nine months ended
December 31, 2012	3,438,004	(9.3)	936,459	(24.0)	532,456	(34.7)
December 31, 2011	3,789,994	8.6	1,231,425	47.3	815,802	47.8

(*)	Comprehensive income

December 31, 2012: 834,274 million yen, 0.9%;     December 31, 2011: 827,030 million yen, 225.1%

	Net Income per Common Stock	Diluted Net Income per Common Stock
	yen	yen
Nine months ended
December 31, 2012	37.00	36.94
December 31, 2011	57.04	56.92

(2) Financial Conditions

	Total Assets	Total Net Assets	Net Assets Attributable to MUFG Shareholders to Total Assets(*1)
	million yen	million yen	%
As of
December 31, 2012	224,470,287	12,270,293	4.7
March 31, 2012	218,861,616	11,675,784	4.6

(Reference) Shareholders’ equity as of December 31, 2012: 10,546,248 million yen;    March 31, 2012: 9,993,029 million yen

(*1)	“Net assets attributable to MUFG shareholders to total assets” is computed under the formula shown below

(Total net assets - Subscription rights to shares - Minority interests) / Total assets

(*2)	“Risk-adjusted Capital Ratio” will be disclosed separately in mid-February 2013.

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Fiscal year
ended March 31, 2012	—	6.00	—	6.00	12.00
ending March 31, 2013	—	6.00	—
ending March 31, 2013 (Forecast)				6.00	12.00

(*1)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None
(*2)	The information in the above table is only for dividends on common stocks. Please refer to “Dividends on preferred stocks” with regard to dividends on other type of (unlisted) stocks issued by us.

3. Earnings Target for the Fiscal Year ending March 31, 2013 (Consolidated)

MUFG has the target of 670.0 billion yen of consolidated net income for the fiscal year ending March 31, 2013. (There is no change to our earnings target released on May 15, 2012.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its consolidated net income instead of a forecast of its performance.

Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Adoption of any particular accounting methods for quarterly consolidated financial statements: No

(3)	Changes in accounting policies, changes in accounting estimates and restatements

(A)	Changes in accounting policies due to revision of accounting standards: Yes

(B)	Changes in accounting policies due to reasons other than (A): No

(C)	Changes in accounting estimates: Yes

(D)	Restatements: No

Note:	We changed the method of depreciation at the beginning of this first quarter.

The change falls under “Changes in accounting policies which are difficult to distinguish from changes in accounting estimates”.

For more details, please see “(1) Changes in Accounting Policies, Changes in Accounting Estimates and Restatements” in page 2 of Appendix.

(4)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	December 31, 2012	14,158,585,720 shares
	March 31, 2012	14,154,534,220 shares
(B) Treasury stocks:	December 31, 2012	9,576,769 shares
	March 31, 2012	9,553,750 shares
(C) Average outstanding stocks:	Nine months ended December 31, 2012	14,147,926,844 shares
	Nine months ended December 31, 2011	14,143,923,043 shares

*Disclosure regarding the execution of the quarterly review process

This “Consolidated Summary Report” (Quarterly “Tanshin”) is outside the scope of the external auditor’s quarterly review procedure which is required by “Financial Instruments and Exchange Act”. Therefore, the quarterly review process has not been completed as of this disclosure in the “Consolidated Summary Report”.

*Notes for using forecasted information etc.

1.	This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.	The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. To date, we have published U.S. GAAP financial results only on a semiannual and annual basis, and currently do not expect to publish U.S. GAAP financial results for the period reported in this financial summary report.

(Dividends on preferred stocks)

Dividends per share relating to preferred stocks are as follows:

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock First Series of Class 5
Fiscal year ended March 31, 2012	—	57.50	—	57.50	115.00
Fiscal year ending March 31, 2013	—	57.50	—
Fiscal year ending March 31, 2013 (Forecast)				57.50	115.00

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock Class 11
Fiscal year ended March 31, 2012	—	2.65	—	2.65	5.30
Fiscal year ending March 31, 2013	—	2.65	—
Fiscal year ending March 31, 2013 (Forecast)				2.65	5.30

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Information Regarding “Notes” in Consolidated Summary Report	2
(1) Changes in Accounting Policies, Changes in Accounting Estimates and Restatements	2

2. Consolidated Financial Statements	3
(1) Consolidated Balance Sheets	3
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	5
(3) Notes on Going-Concern Assumption	7
(4) Notes for Material Changes in Shareholders’ Equity	7

Supplemental Information:

“Selected Financial Information under Japanese GAAP for the Nine Months Ended December 31, 2012”

1

Mitsubishi UFJ Financial Group, Inc.

1. Information Regarding “Notes” in Consolidated Summary Report

(1)	Changes in Accounting Policies, Changes in Accounting Estimates and Restatements

(Changes in accounting policies which are difficult to distinguish from changes in accounting estimates)

Starting with the first quarter, MUFG and its domestic consolidated subsidiaries have changed the method of depreciation due to the revision of Corporation Tax Act. The change was that tangible fixed assets acquired on or after April 1, 2012 shall be depreciated according to the revised law.

This change had only minor impact on the consolidated statements of income and others.

2

Mitsubishi UFJ Financial Group, Inc.

2. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(in millions of yen)
	As of March 31, 2012	As of December 31, 2012
Assets:
Cash and due from banks	9,036,116	12,100,740
Call loans and bills bought	347,930	427,312
Receivables under resale agreements	4,552,860	5,339,938
Receivables under securities borrowing transactions	3,256,655	2,535,411
Monetary claims bought	2,954,838	3,261,534
Trading assets	16,768,713	19,523,641
Money held in trust	395,352	424,106
Securities	78,264,735	75,403,461
Loans and bills discounted	84,492,697	86,979,502
Foreign exchanges	1,480,083	1,398,694
Other assets	8,004,949	7,712,030
Tangible fixed assets	1,343,909	1,357,534
Intangible fixed assets	1,023,834	1,028,968
Deferred tax assets	522,886	326,327
Customers’ liabilities for acceptances and guarantees	7,539,826	7,752,521
Allowance for credit losses	(1,123,773)	(1,101,440)

Total assets	218,861,616	224,470,287

Liabilities:
Deposits	124,789,252	126,931,269
Negotiable certificates of deposit	12,980,617	13,460,403
Call money and bills sold	2,809,618	4,043,691
Payables under repurchase agreements	13,585,846	16,576,069
Payables under securities lending transactions	4,978,915	3,460,969
Commercial papers	569,659	844,595
Trading liabilities	13,451,275	14,736,379
Borrowed money	10,318,096	8,863,143
Foreign exchanges	874,225	1,248,970
Short-term bonds payable	523,065	582,463
Bonds payable	6,634,121	5,873,591
Due to trust accounts	1,416,725	1,317,759
Other liabilities	5,956,502	5,869,961
Reserve for bonuses	47,797	21,696
Reserve for bonuses to directors	1,057	382
Reserve for retirement benefits	81,111	70,124
Reserve for retirement benefits to directors	1,534	1,343
Reserve for loyalty award credits	6,768	8,833
Reserve for contingent losses	373,439	270,787
Reserves under special laws	1,799	1,732
Deferred tax liabilities	84,706	104,776
Deferred tax liabilities for land revaluation	159,867	158,527
Acceptances and guarantees	7,539,826	7,752,521

Total liabilities	207,185,831	212,199,994

3

Mitsubishi UFJ Financial Group, Inc.

	(in millions of yen)
	As of March 31, 2012	As of December 31, 2012
Net assets:
Capital stock	2,138,487	2,139,378
Capital surplus	2,175,304	2,174,381
Retained earnings	5,602,327	5,947,536
Treasury stock	(6,544)	(6,563)

Total shareholders’ equity	9,909,575	10,254,733

Net unrealized gains (losses) on other securities	440,900	622,990
Net deferred gains (losses) on hedging instruments	23,904	17,078
Land revaluation excess	161,361	160,860
Foreign currency translation adjustments	(494,155)	(465,919)
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	(48,555)	(43,494)

Total accumulated other comprehensive income	83,454	291,514

Subscription rights to shares	7,933	8,367
Minority interests	1,674,821	1,715,677

Total net assets	11,675,784	12,270,293

Total liabilities and net assets	218,861,616	224,470,287

4

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	(in millions of yen)
	For the nine months ended December 31, 2011	For the nine months ended December 31, 2012
Ordinary income	3,789,994	3,438,004
Interest income	1,751,909	1,687,902
Interest on loans and bills discounted	1,117,683	1,130,737
Interest and dividends on securities	454,938	429,431
Trust fees	70,941	67,773
Fees and commissions	826,109	842,476
Trading income	134,757	200,835
Other business income	522,399	498,528
Other ordinary income	483,877	140,487
Ordinary expenses	2,558,568	2,501,545
Interest expenses	373,942	378,177
Interest on deposits	132,281	134,629
Fees and commissions	127,121	126,014
Other business expenses	158,442	115,301
General and administrative expenses	1,525,011	1,580,156
Other ordinary expenses	374,052	301,895

Ordinary profits	1,231,425	936,459

Extraordinary gains	23,544	6,654
Gains on disposition of fixed assets	8,608	4,798
Reversal of reserve for contingent liabilities from financial instruments transactions	441	66
Transfer gains on divestiture of businesses	—	1,450
Gains on sales of equity securities of affiliates	12,318	—
Others	2,176	339
Extraordinary losses	41,397	33,833
Losses on disposition of fixed assets	6,702	6,475
Losses on impairment of fixed assets	8,230	4,021
Losses on change in equity	—	23,285
Business structure improvement expenses	20,397	—
Amortization of goodwill	6,066	—
Others	—	51

Income before income taxes and others	1,213,572	909,280

Income taxes—current	191,198	116,007
Income taxes—deferred	128,210	166,968

Total taxes	319,408	282,976

Income before minority interests	894,164	626,304

Minority interests	78,361	93,847

Net income	815,802	532,456

5

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

	(in millions of yen)
	For the nine months ended December 31, 2011	For the nine months ended December 31, 2012
Income before minority interests	894,164	626,304
Other comprehensive income
Net unrealized gains (losses) on other securities	(32,657)	178,376
Net deferred gains (losses) on hedging instruments	11,111	(5,998)
Land revaluation excess	22,322	(87)
Foreign currency translation adjustments	(17,582)	28,062
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	5,256	4,205
Share of other comprehensive income of associates accounted for using equity method	(55,582)	3,412

Total other comprehensive income	(67,133)	207,970

Comprehensive income	827,030	834,274

(Comprehensive income attributable to)
Comprehensive income attributable to owners of the parent	750,168	740,930
Comprehensive income attributable to minority interests	76,862	93,344

6

Mitsubishi UFJ Financial Group, Inc.

(3) Notes on Going-Concern Assumption

Not applicable

(4) Notes for Material Changes in Shareholders’ Equity

Not applicable

7

Selected Financial Information

under Japanese GAAP

For the Nine Months Ended December 31, 2012

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1	1

	[ BTMU and MUTB Combined ]*2*3*4

	[ BTMU Non-consolidated ]

	[ MUTB Non-consolidated ]

2. Non Performing Loans Based on the Financial Reconstruction Law	[ BTMU and MUTB Combined including Trust Account ]	5

	[ BTMU Non-consolidated ]

	[ MUTB Non-consolidated ]

	[ MUTB Non-consolidated : Trust Account ]

3. Securities	[ MUFG Consolidated ]	6

	[ BTMU Non-consolidated ]

	[ MUTB Non-consolidated ]

4. ROE	[ MUFG Consolidated ]	9

5. Average Interest Rate Spread	[ BTMU and MUTB Combined ]	9

6. Loans and Deposits	[ BTMU and MUTB Combined ]	9

7. Statements of Trust Assets and Liabilities	[ MUTB Non-consolidated ]	10

(Reference)

Exposure to “Securitized Products and Related Investments”		11

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(*3)	“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in billions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2012 (A)	December 31, 2011 (B)
Gross profits	2,678.1	2,646.6	31.4
Gross profits before credit costs for trust accounts	2,678.1	2,646.6	31.4
Net interest income	1,309.8	1,378.0	(68.2)
Trust fees	67.7	70.9	(3.1)
Credit costs for trust accounts (1)	(0.0)	—	(0.0)
Net fees and commissions	716.4	698.9	17.4
Net trading profits	200.8	134.7	66.0
Net other business profits	383.2	363.9	19.2
Net gains (losses) on debt securities	344.3	285.2	59.1
General and administrative expenses	1,523.9	1,473.3	50.6
Amortization of goodwill	22.0	22.2	(0.1)
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	1,176.2	1,195.5	(19.3)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	1,154.1	1,173.3	(19.1)
Provision for general allowance for credit losses (2)	3.0	42.6	(39.5)
Net business profits*	1,157.1	1,215.9	(58.7)
Net non-recurring gains (losses)	(220.7)	15.4	(236.2)
Credit costs (3)	(144.2)	(180.2)	35.9
Losses on loan write-offs	(94.8)	(123.1)	28.2
Provision for specific allowance for credit losses	(48.7)	(57.3)	8.6
Other credit costs	(0.6)	0.2	(0.9)
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	0.6	2.9	(2.3)
Gains on loans written-off (6)	37.0	43.9	(6.8)
Net gains (losses) on equity securities	(90.9)	(155.0)	64.1
Gains on sales of equity securities	31.4	30.6	0.8
Losses on sales of equity securities	(12.1)	(30.2)	18.0
Losses on write-down of equity securities	(110.2)	(155.5)	45.3
Profits (losses) from investments in affiliates	20.2	364.4	(344.1)
Other non-recurring gains (losses)	(43.4)	(60.5)	17.0

Ordinary profits	936.4	1,231.4	(294.9)

Net extraordinary gains (losses)	(27.1)	(17.8)	(9.3)
Losses on change in equity	(23.2)	—	(23.2)
Income before income taxes and others	909.2	1,213.5	(304.2)
Income taxes-current	116.0	191.1	(75.1)
Income taxes-deferred	166.9	128.2	38.7
Total taxes	282.9	319.4	(36.4)
Income before minority interests	626.3	894.1	(267.8)
Minority interests	93.8	78.3	15.4

Net income	532.4	815.8	(283.3)

Note:

*       Net business profits = Banking subsidiaries’ net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(103.5)	(90.7)	(12.8)

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in billions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2012 (A)	December 31, 2011 (B)
Gross profits	1,811.5	1,811.8	(0.2)
Gross profits before credit costs for trust accounts	1,811.5	1,811.8	(0.2)
Net interest income	960.7	1,016.0	(55.3)
Trust fees	50.5	52.9	(2.3)
Credit costs for trust accounts (1)	(0.0)	—	(0.0)
Net fees and commissions	347.4	335.1	12.3
Net trading profits	94.2	78.7	15.5
Net other business profits	358.5	328.8	29.6
Net gains (losses) on debt securities	332.0	280.0	52.0
General and administrative expenses	920.0	883.8	36.2
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	891.5	927.9	(36.4)
Provision for general allowance for credit losses (2)	7.1	20.8	(13.6)
Net business profits	898.6	948.7	(50.1)
Net non-recurring gains (losses)	(225.5)	(308.0)	82.5
Credit costs (3)	(79.5)	(95.6)	16.1
Losses on loan write-offs	(35.2)	(44.1)	8.8
Provision for specific allowance for credit losses	(43.5)	(48.6)	5.1
Other credit costs	(0.6)	(2.7)	2.0
Reversal of allowance for credit losses (4)	—	5.7	(5.7)
Reversal of reserve for contingent losses included in credit costs (5)	0.3	—	0.3
Gains on loans written-off (6)	17.6	26.0	(8.3)
Net gains (losses) on equity securities	(112.3)	(188.3)	76.0
Gains on sales of equity securities	24.8	24.4	0.3
Losses on sales of equity securities	(11.0)	(28.8)	17.8
Losses on write-down of equity securities	(126.0)	(184.0)	57.9
Other non-recurring gains (losses)	(51.7)	(55.7)	4.0

Ordinary profits	673.0	640.7	32.3

Net extraordinary gains (losses)	(0.6)	(5.1)	4.5
Net gains (losses) on disposition of fixed assets	(3.9)	2.3	(6.2)
Losses on impairment of fixed assets	(2.4)	(7.4)	5.0
Income before income taxes	672.4	635.6	36.8
Income taxes-current	74.9	154.0	(79.1)
Income taxes-deferred	164.2	100.9	63.3
Total taxes	239.1	254.9	(15.8)

Net income	433.3	380.6	52.6

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(54.3)	(43.0)	(11.3)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in billions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2012 (A)	December 31, 2011 (B)
Gross profits	1,552.5	1,553.3	(0.7)
Net interest income	853.4	895.5	(42.0)
Net fees and commissions	287.5	278.0	9.5
Net trading profits	86.7	65.7	20.9
Net other business profits	324.8	314.0	10.7
Net gains (losses) on debt securities	294.1	257.6	36.4
General and administrative expenses	783.6	746.9	36.6
Amortization of goodwill	0.1	0.0	0.1
Net business profits before provision for general allowance for credit losses and amortization of goodwill	769.0	806.4	(37.3)
Net business profits before provision for general allowance for credit losses	768.9	806.3	(37.4)
Provision for general allowance for credit losses (1)	2.4	20.8	(18.4)
Net business profits	771.3	827.2	(55.8)
Net non-recurring gains (losses)	(193.0)	(283.1)	90.1
Credit costs (2)	(69.2)	(94.9)	25.7
Losses on loan write-offs	(33.0)	(43.6)	10.5
Provision for specific allowance for credit losses	(35.4)	(48.6)	13.2
Other credit costs	(0.7)	(2.5)	1.8
Reversal of allowance for credit losses (3)	—	—	—
Reversal of reserve for contingent losses included in credit costs (4)	0.1	—	0.1
Gains on loans written-off (5)	16.7	23.5	(6.8)
Net gains (losses) on equity securities	(106.7)	(166.5)	59.7
Gains on sales of equity securities	13.8	16.1	(2.2)
Losses on sales of equity securities	(8.3)	(23.6)	15.3
Losses on write-down of equity securities	(112.2)	(158.9)	46.7
Other non-recurring gains (losses)	(33.9)	(45.3)	11.3

Ordinary profits	578.2	544.0	34.2

Net extraordinary gains (losses)	(0.0)	(8.4)	8.3
Net gains (losses) on disposition of fixed assets	(3.8)	(2.1)	(1.6)
Losses on impairment of fixed assets	(2.0)	(6.2)	4.2
Gains on liquidation of subsidiaries	5.7	—	5.7
Income before income taxes	578.2	535.6	42.6
Income taxes-current	59.0	129.0	(70.0)
Income taxes-deferred	162.1	94.1	68.0
Total taxes	221.2	223.2	(2.0)

Net income	356.9	312.3	44.6

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(49.9)	(50.5)	0.5

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in billions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2012 (A)	December 31, 2011 (B)
Gross profits	259.0	258.5	0.5
Gross profits before credit costs for trust accounts	259.0	258.5	0.5
Trust fees	50.5	52.9	(2.3)
Credit costs for trust accounts (1)	(0.0)	—	(0.0)
Net interest income	107.2	120.5	(13.2)
Net fees and commissions	59.9	57.1	2.7
Net trading profits	7.5	13.0	(5.4)
Net other business profits	33.7	14.8	18.8
Net gains (losses) on debt securities	37.8	22.3	15.5
General and administrative expenses	136.4	136.9	(0.4)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	122.5	121.5	1.0
Provision for general allowance for credit losses (2)	4.7	—	4.7
Net business profits	127.2	121.5	5.6
Net non-recurring gains (losses)	(32.4)	(24.8)	(7.6)
Credit costs (3)	(10.2)	(0.6)	(9.6)
Losses on loan write-offs	(2.2)	(0.5)	(1.6)
Provision for specific allowance for credit losses	(8.1)	—	(8.1)
Other credit costs	0.0	(0.1)	0.2
Reversal of allowance for credit losses (4)	—	5.7	(5.7)
Reversal of reserve for contingent losses included in credit costs (5)	0.2	—	0.2
Gains on loans written-off (6)	0.9	2.4	(1.5)
Net gains (losses) on equity securities	(5.5)	(21.8)	16.3
Gains on sales of equity securities	10.9	8.3	2.6
Losses on sales of equity securities	(2.7)	(5.1)	2.4
Losses on write-down of equity securities	(13.7)	(25.0)	11.2
Other non-recurring gains (losses)	(17.8)	(10.4)	(7.3)

Ordinary profits	94.8	96.7	(1.9)

Net extraordinary gains (losses)	(0.5)	3.2	(3.8)
Net gains (losses) on disposition of fixed assets	(0.0)	4.5	(4.5)
Losses on impairment of fixed assets	(0.4)	(1.2)	0.7
Income before income taxes	94.2	99.9	(5.7)
Income taxes-current	15.8	24.9	(9.1)
Income taxes-deferred	2.0	6.7	(4.6)
Total taxes	17.9	31.7	(13.7)

Net income	76.3	68.2	8.0

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(4.4)	7.4	(11.8)

Mitsubishi UFJ Financial Group, Inc.

2. Non Performing Loans Based on the Financial Reconstruction Law

BTMU and MUTB Combined including Trust Account

	(in billions of yen)
	As of December 31, 2012	As of March 31, 2012
Bankrupt or De facto Bankrupt	101.7	107.1
Doubtful	1,019.9	917.5
Special Attention	548.8	557.4

Non Performing Loans	1,670.6	1,582.1

Total loans	91,103.0	88,971.6

Non Performing Loans / Total loans	1.83%	1.77%

BTMU Non-consolidated
	(in billions of yen)
	As of December 31, 2012	As of March 31, 2012
Bankrupt or De facto Bankrupt	98.5	103.3
Doubtful	969.9	873.3
Special Attention	529.9	537.6

Non Performing Loans	1,598.5	1,514.3

Total loans	79,777.0	78,163.3

Non Performing Loans / Total loans	2.00%	1.93%

MUTB Non-consolidated
	(in billions of yen)
	As of December 31, 2012	As of March 31, 2012
Bankrupt or De facto Bankrupt	3.1	3.6
Doubtful	49.8	44.1
Special Attention	18.4	18.8

Non Performing Loans	71.4	66.7

Total loans	11,285.3	10,714.5

Non Performing Loans / Total loans	0.63%	0.62%

MUTB Non-consolidated: Trust Account
	(in billions of yen)
	As of December 31, 2012	As of March 31, 2012
Bankrupt or De facto Bankrupt	0.0	0.1
Doubtful	0.1	0.0
Special Attention	0.4	0.8

Non Performing Loans	0.6	1.0

Total loans	40.6	93.8

Non Performing Loans / Total loans	1.66%	1.12%

Mitsubishi UFJ Financial Group, Inc.

3. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in billions of yen)
	As of December 31, 2012		As of March 31, 2012
	Amount on consolidated balance sheet	Differences	Amount on consolidated balance sheet	Differences
Debt securities being held to maturity	2,118.4	45.4	2,607.0	30.3

	(in billions of yen)
	As of December 31, 2012		As of March 31, 2012
	Amount on consolidated balance sheet	Differences	Amount on consolidated balance sheet	Differences
Other securities	72,904.8	1,026.9	74,831.7	832.0
Domestic equity securities	3,296.7	419.8	3,333.8	321.7
Domestic bonds	47,220.0	210.2	51,566.8	217.5
Other	22,388.1	396.8	19,931.0	292.8
Foreign equity securities	186.6	65.3	170.3	50.2
Foreign bonds	19,531.9	312.2	17,921.9	260.6
Other	2,669.5	19.2	1,838.7	(18.1)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in billions of yen)
	As of December 31, 2012		As of March 31, 2012
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Debt securities being held to maturity	1,283.4	40.9	1,290.8	26.5
Stocks of subsidiaries and affiliates	82.2	17.1	98.3	(10.1)

	(in billions of yen)
	As of December 31, 2012		As of March 31, 2012
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Other securities	58,379.6	609.6	61,072.2	480.9
Domestic equity securities	2,639.6	205.7	2,647.0	107.4
Domestic bonds	41,084.8	155.4	45,565.3	177.5
Other	14,655.0	248.4	12,859.9	195.9
Foreign equity securities	178.6	65.6	161.3	49.2
Foreign bonds	12,347.6	126.9	11,250.1	136.8
Other	2,128.7	55.9	1,448.4	9.9

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in billions of yen)
	As of December 31, 2012		As of March 31, 2012
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Debt securities being held to maturity	657.2	4.0	1,020.6	6.6
Stocks of subsidiaries and affiliates	57.7	64.9	49.4	26.5

	(in billions of yen)
	As of December 31, 2012		As of March 31, 2012
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Other securities	12,457.3	296.1	11,452.1	219.9
Domestic equity securities	679.1	113.4	700.3	105.5
Domestic bonds	5,990.1	49.4	5,734.2	37.5
Other	5,788.1	133.2	5,017.5	76.8
Foreign equity securities	6.2	(0.4)	6.0	(0.3)
Foreign bonds	5,420.9	157.4	4,692.0	106.3
Other	360.9	(23.8)	319.4	(29.1)

Mitsubishi UFJ Financial Group, Inc.

4. ROE

MUFG Consolidated

	(%)
	For the nine months ended December 31, 2012	For the nine months ended December 31, 2011
ROE*	7.51	11.30

Note:
* ROE is computed as follows:

(Net income × 4/3) - Equivalent of annual dividends on nonconvertible preferred stocks	×100

{(Total shareholders’ equity at the beginning of the period-Number of nonconvertible preferred stocks at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period-Number of nonconvertible preferred stocks at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

5. Average Interest Rate Spread

BTMU and MUTB Combined

(Domestic business segment)

	(percentage per annum)
	For the nine months ended December 31, 2012	For the nine months ended December 31, 2011
Average interest rate on loans and bills discounted	1.21	1.34
Average interest rate on deposits and NCD	0.07	0.08
Interest rate spread	1.14	1.26

(After excluding loans to the Japanese government and governmental organizations)	(percentage per annum)
Average interest rate on loans and bills discounted	1.34	1.42
Interest rate spread	1.27	1.34

6. Loans and Deposits

BTMU and MUTB Combined

	(in billions of yen)
	As of December 31, 2012	As of March 31, 2012
Deposits (ending balance)	121,203.4	118,657.4
Deposits (average balance)	119,200.6	116,004.5
Loans (ending balance)	82,225.0	79,906.9
Loans (average balance)	81,403.7	75,955.3

	(in billions of yen)
	As of December 31, 2012	As of March 31, 2012
Domestic deposits (ending balance)*	108,305.1	107,805.3
Individuals	67,828.9	65,844.3

Note:

*	Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

7. Statements of Trust Assets and Liabilities

MUTB Non-consolidated

Including trust assets under service-shared co-trusteeship

(in billions of yen)	As of March 31, 2012	As of December 31, 2012
Assets:
Loans and bills discounted	147.3	100.6
Securities	48,875.2	50,009.1
Beneficiary rights to the trust	29,422.6	30,948.2
Securities held in custody accounts	3,113.0	3,411.1
Monetary claims	13,638.5	12,653.5
Tangible fixed assets	9,057.5	9,264.8
Intangible fixed assets	135.9	131.1
Other claims	4,356.5	3,660.9
Call loans	1,197.4	1,191.4
Due from banking account	1,416.6	1,317.7
Cash and due from banks	1,591.3	1,716.2

Total	112,952.4	114,405.0

Liabilities:
Money trusts	17,900.8	17,790.3
Pension trusts	12,130.5	11,840.2
Property formation benefit trusts	13.0	11.7
Investment trusts	28,618.1	30,207.3
Money entrusted other than money trusts	2,096.4	2,277.9
Securities trusts	4,102.2	4,834.1
Monetary claim trusts	14,011.0	12,869.2
Equipment trusts	63.3	29.2
Land and fixtures trusts	85.1	84.4
Composite trusts	33,931.5	34,460.2

Total	112,952.4	114,405.0

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

Mitsubishi UFJ Financial Group, Inc.

(Reference)

Exposure to “Securitized Products and Related Investments”

Our exposure to securitized products and related investments as of December 31, 2012 is outlined below. (Figures are on a managerial basis and rounded off to the billion yen other than those of P/L impact.)

[Balance, net unrealized gains (losses), realized gains (losses)]

•

The balance as of the end of December 2012 increased to ¥2.13 trillion in total, an increase of ¥0.48 trillion compared with the balance as of the end of March 2012, mainly due to an increase in highly rated CLOs and CMBS.

•	Net unrealized losses were ¥12 billion, improved by ¥41 billion compared to the end of March 2012.

•	The effect on the P/L for the third quarter ended December 31, 2012 was a slight loss of approximately ¥0.175 billion.

		(¥bn)
						of which securities being held to maturity[2]
		Balance[1]	Change from end of March 2012	Net unrealized gains (losses)	Change from end of March 2012	Balance	Net unrealized gains (losses)
1	RMBS	43	(21)	3	3	0	0
2	Sub-prime RMBS	2	(1)	0	0	0	0
3	CMBS	249	146	10	6	0	0
4	CLOs	1,762	362	(24)	31	1,309	(12)
5	Other securitized products (card, etc.)	79	(11)	(1)	0	20	0
6	CDOs	1	0	0	0	0	0
7	Sub-prime ABS CDOs	0	0	0	0	0	0
8	SIV	0	0	1	1	0	0

9	Total	2,134	475	(12)	41	1,328	(12)

1.	Balance is the amount after impairment and before deducting net unrealized losses.

The above table does not include mortgage-backed securities arranged and guaranteed by U.S. government sponsored enterprises, etc., Japanese RMBS such as Japanese Housing Finance Agency securities, and products held by funds such as investment trusts. These are also applicable to the tables in this document.

2.	Following the publication of “Tentative Solution on Reclassification of Debt Securities” (Practical Issue Task Force No.26, The Accounting Standards Board of Japan, December 5, 2008), some of our securitized products were reclassified into “securities being held to maturity” from “securities available for sale” at and after the end of January 2009. The balance and net unrealized gains (losses) of the securities being held to maturity in the above table are based on book value before reclassification.

[Distribution by rating]

•	AAA-rated products accounted for 73% of our investments in securitized products, an increase of 3% compared with the end of March 2012, mainly due to an increase in highly rated CLOs and CMBS.

•	AAA and AA-rated products accounted for 92% of our investments in securitized products.

		(¥bn)
		AAA	AA	A	BBB	BB or lower	Unrated	Total
10	RMBS	4	4	5	15	15	0	43
11	Sub-prime RMBS	0	0	1	0	0	0	2
12	CMBS	199	45	4	0	1	0	249
13	CLOs	1,323	334	63	41	1	0	1,762
14	Other securitized products (card, etc.)	41	20	9	6	1	1	79
15	CDOs	0	0	0	0	1	0	1
16	Sub-prime ABS CDOs	0	0	0	0	0	0	0
17	SIV	0	0	0	0	0	0	0

18	Total	1,567	402	81	62	20	1	2,134

19	Percentage of total	73%	19%	4%	3%	1%	0%	100%

20	Percentage of total (End of March 2012)	70%	18%	6%	4%	2%	0%	100%

Mitsubishi UFJ Financial Group, Inc.

[Credit exposure related to leveraged loan]

•	We are not engaged in origination or distribution of securitized products of leveraged loans, and therefore, there is no balance of leveraged loans for securitization.

•	The following table shows the balances of LBO loans as of the end of December 2012.

		(¥bn)
		Americas	Europe	Asia	Japan	Total	Change from end of March 2012
1	LBO Loan[3] (Balance on a commitment basis)	27	97	3	164	291	(27)
2	Balance on a booking basis	18	80	3	151	253	(29)

3	Includes balance after refinancing. (Figures are rounded off.)

[Special Purpose Entities (SPEs)]

•	We are engaged in sponsoring ABCP issuance for securitizing our clients’ assets.

•	The balance of assets purchased by ABCP conduits (special purpose companies for issuing ABCP) as of the end of December 2012 was ¥3.82 trillion (¥1.44 trillion overseas).

•	The purchased assets are mainly receivables and they do not include residential mortgages.

End

<Terminology>

RMBS	:	Asset-backed securities collateralized by residential mortgages
CMBS	:	Asset-backed securities collateralized by commercial mortgages
CLOs	:	Collateralized debt obligations backed by whole commercial loans, revolving credit facilities, or letters of credit
CDOs	:	Structured credit securities backed by a pool of securities, loans, or credit default swaps
ABS CDOs	:	Collateralized debt obligations backed by asset backed securities
SIVs	:	Investment companies established mainly for gaining profit margin by raising funds through subordinated notes and short-term CPs, etc. and investing in relatively long-term securitized products and bonds, etc.
LBO Loans	:	Loans collateralized by assets and/or future cash flows of an acquired company
ABCP	:	Commercial papers issued by a Special Purpose Company (SPC) collateralized by receivables